SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Amendment No. 1
                                       to
                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                        International Leisure Hosts, Ltd.
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                                (Name of Issuer)

                          Common Stock, $.01 par value
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                         (Title of Class of Securities)

                                   459759 10 6
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                                 (CUSIP Number)

                                   Mark Sauder
               1702 E. Highland, Suite 312, Phoenix, Arizona 85016
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 August 22, 1997
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

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    CUSIP NO. 459759 10 6             13D                    Page 2 of 7 Pages
- ------------------------------                            ----------------------
- --------------------------------------------------------------------------------
   1       NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             William S. Levine
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   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
           (a)                                                               [X]
           (b)                                                               [ ]
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   3       SEC USE ONLY

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   4       SOURCE OF FUNDS (See Instructions)

           OO
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   5       CHECK IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS REQUIRED  PURSUANT TO
           ITEMS 2(D) OR 2(E)                                                [ ]

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   6       CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
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               NUMBER OF                      7       SOLE VOTING POWER
                 SHARES
              BENEFICIALLY                            17,500
                OWNED BY                ----------------------------------------
                 EACH                         8       SHARED VOTING POWER
               REPORTING
                PERSON                                489,169
                 WITH                   ----------------------------------------
                                              9       SOLE DISPOSITIVE POWER

                                                      17,500
                                        ----------------------------------------
                                             10       SHARED DISPOSITIVE POWER

                                                      489,169
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   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           489,169
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   12      CHECK IF THE  AGGREGATE  AMOUNT IN ROW (11) EXCLUDES  CERTAIN  SHARES
           (See Instructions)                                                [ ]

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   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           70.4%
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   14      TYPE OF REPORTING PERSON (See Instructions)

           OO
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- ------------------------------                            ----------------------
    CUSIP NO. 459759 10 6             13D                    Page 3 of 7 Pages
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   1       NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             F. Ray Evarts
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   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
           (a)                                                               [X]
           (b)                                                               [ ]
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   3       SEC USE ONLY

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   4       SOURCE OF FUNDS (See Instructions)

           OO
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   5       CHECK IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS REQUIRED  PURSUANT TO
           ITEMS 2(D) OR 2(E)                                                [ ]

- --------------------------------------------------------------------------------
   6       CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
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               NUMBER OF                      7       SOLE VOTING POWER
                 SHARES
              BENEFICIALLY                            100
                OWNED BY                ----------------------------------------
                 EACH                         8       SHARED VOTING POWER
               REPORTING
                PERSON                                471,769
                 WITH                   ----------------------------------------
                                              9       SOLE DISPOSITIVE POWER

                                                      100
                                        ----------------------------------------
                                             10       SHARED DISPOSITIVE POWER

                                                      471,769
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   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           471,769
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   12      CHECK IF THE  AGGREGATE  AMOUNT IN ROW (11) EXCLUDES  CERTAIN  SHARES
           (See Instructions)                                                [ ]

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   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           67.9%
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   14      TYPE OF REPORTING PERSON (See Instructions)

           OO
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Item 1.  Security and Issuer

                  This Statement relates to Common Stock, par value $.01 per share, of International Leisure Hosts, Ltd., a Wyoming corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1702 E. Highland, Suite 312, Phoenix, Arizona 85016.

Item 2.  Identity and Background

                  This Statement is being filed by:

                  (a)      Mark G. Sauder, William S. Levine and F. Ray Evarts.

                  (b)      1702 E. Highland, Suite 312, Phoenix, Arizona 85016.

                  (c) Mr. Sauder has resigned, effective as of August 5, 1997, as Chief Financial Officer, Secretary and Treasurer of International Leisure Hosts, Ltd.

                           Mr. Levine is the Chairman of Outdoor Systems, Inc.

                           Mr. Evarts is a Director, and the Secretary and Treasurer, of International Leisure Hosts, Ltd.

                  (d) To the best of each filing persons' knowledge, during the last five years, none of the persons named in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) To the best of each filing persons' knowledge, during the last five years, none of the persons named in this Item 2 has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f)      United States.

Item 3.  Source and Amount of Funds or Other Consideration

                  On March 12, 1997 Paul Lewinthal resigned from his position, pursuant to that certain Irrevocable Proxy Agreement dated February 1, 1995 (the "Proxy Agreement"), as proxy, and Mr. Sauder and Mr. Levine were named successor co-proxies, to the following trusts organized under Arizona law: J.J. Fisher Trust, Elizabeth A. Nicoli Children's Trust dated 12/12/74 FBO Joseph P. Nicoli, Elizabeth A. Nicoli Children's Trust dated 12/12/74 FBO Susan Walker, Elizabeth A. Nicoli Children's Trust dated 12/12/74 FBO Toni Jo Nicoli, 1992 Jennifer J. Walker Trust, 1992 Shawn D. Walker Trust, the A.J. Nicoli Charitable Foundation and the 1978 Nicoli Children's Trust (collectively, the

                  "Trusts"). On August 22, 1997, Mr. Sauder resigned, pursuant to the Proxy Agreement, as co-proxy for the Trusts, and Mr. Evarts was named as the successor co-proxy under the Proxy Agreement to serve with Mr. Levine. Neither the grant nor the withdrawal of proxy power involved any exchange of consideration.

Item 4.  Purpose of Transaction

                  The purpose of the appointment of Mr. Evarts was to appoint a successor co- proxy to Mr. Sauder under the Proxy Agreement.

Item 5.  Interest in Securities of the Issuer

                  (a) The aggregate number and percentage of the class and securities identified pursuant to Item 1 beneficially owned by each of Mr. Levine and Mr. Evarts include:
                           61,500 (8.8%) shares through J. J. Fisher Trust; 39,021 (5.6%) through the Elizabeth A. Nicoli Children's Trust dated 12/12/74 FBO Joseph P. Nicoli; 39,021 (5.6%) through the Elizabeth A. Nicoli Children's Trust dated 12/12/74 FBO Susan Walker; 39,022 shares (5.6%) through the Elizabeth A. Nicoli Children's Trust dated 12/12/74 FBO Toni Jo Nicoli; 35,014 shares (5.0%) through the 1992 Jennifer J. Walker Trust; 55,015 shares (7.9%) through the 1992 Shawn D. Walker Trust; 93,034 shares (13.4%) through the A.J. Nicoli Charitable Foundation; and 105,042 shares (15.1%) through the 1978 Nicoli Children's Trust. Effective August 27, 1997, Mr. Evarts also succeeded Mr. Sauder as successor co-trustee of the first six of these trusts, and, separately, as co-trustee of the Anthony J. Nicoli Trust, which holds 5,000 (less than 1%) shares of Common Stock of the Issuer.

                           The aggregate number and percentage of the class and securities identified pursuant to Item 1 beneficially owned by Mr. Levine also includes 17,500 shares (2.5%).

                           The aggregate number and percentage of the class and securities identified pursuant to Item 1 beneficially owned by Mr. Evarts also includes 100 shares (.1%).

                           Effective   August  5,  1997,   Mr.   Sauder  has  no
                           beneficial ownership of the Common Stock, par value $.01 per share, of the Issuer.

                  (b) For Mr. Sauder, the number of shares beneficially owned with:
                           (i)      Sole Voting Power - 0;
                           (ii)     Shared Voting Power - 0;
                           (iii)    Sole Dispositive Power - 0;
                           (iv)     Shared Dispositive Power - 0

                           For Mr. Levine, the number of shares beneficially owned with:
                           (i)      Sole Voting Power - 17,500;
                           (ii)     Shared Voting Power - 489,169;
                           (iii)    Sole Dispositive Power - 17,500;
                           (iv)     Shared Dispositive Power - 489,169

                           For Mr. Evarts, the number of shares beneficially owned with:
                           (i)      Sole Voting Power - 100;
                           (ii)     Shared Voting Power - 471,769;
                           (iii)    Sole Dispositive Power - 100;
                           (iv)     Shared Dispositive Power - 471,769

                  (c) Other than the appointment of Mr. Evarts as successor co-proxy to Mr. Sauder under the Irrevocable Proxy Agreement dated February 1, 1995 on August 22, 1997, Mr. Sauder, Mr. Levine and Mr. Evarts have had no transactions in the class of securities reported on during the past sixty days.

                  (d)      Not applicable.

                  (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                  Mr. Sauder has resigned as, and Mr. Evarts has succeeded Mr. Sauder as, a successor co-proxy with Mr. Levine under the Irrevocable Proxy Agreement dated February 1, 1995, and as such have the power to vote an aggregate of 466,669 shares of the Issuer's Common Stock held by following trusts organized under Arizona law: J.J. Fisher Trust, Elizabeth A. Nicoli Children's Trust dated 12/12/74 FBO Joseph P. Nicoli, Elizabeth A. Nicoli Children's Trust dated 12/12/74 FBO Susan Walker, Elizabeth A. Nicoli Children's Trust dated 12/12/74 FBO Toni Jo Nicoli, 1992 Jennifer J. Walker Trust, 1992 Shawn
                  D. Walker Trust, the A.J. Nicoli Charitable Foundation and the 1978 Nicoli Children's Trust.

Item 7.  Exhibits

                  Exhibit 1 Resignation of Mark G. Sauder, dated August 5, 1997, under the Irrevocable Proxy Agreement dated February 1, 1995 and appointment of F. Ray Evarts as successor co-proxy.

                                    SIGNATURE

                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

         September 5, 1997
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Date

         /s/ William S. Levine
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Signature

         William S. Levine
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Name/Title

         September 5, 1997
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Date

         /s/ Mark G. Sauder
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Signature

         Mark G. Sauder
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Name/Title

         September 5, 1997
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Date

         /s/ F. Ray Evarts
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Signature

         F. Ray Evarts
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Name/Title
                                   Page 7 of 7